July 9, 2014

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Lilyanna Peyser, Special Counsel
Liz Walsh, Staff Attorney
Ta Tanisha Meadows, Staff Accountant
Donna Di Silvio, Staff Accountant
Mara L. Ransom, Assistant Director

	Re:	HealthEquity, Inc.
Registration Statement on Form S-1
File No. 333-196645

Ladies and Gentlemen:

We are submitting this letter on behalf of HealthEquity, Inc. (the “Company”) in response to Comment #42 contained in the letter, dated May 1, 2014, from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-196645) (the “Registration Statement”).

Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement.

Staff Comment #42: To the extent there are significant grants and changes in fair value occurring after the most recent interim period and prior to the initial public offering or the estimated IPO price differs significantly from the most recent fair value determined, please explain the factors contributing to significant changes in the fair values of the underlying stock during this period. Please also relate these factors to changes in assumptions used to determine fair value.

Response: The Company advises the Staff that on July 7, 2014, representatives of the lead underwriters for the Company’s initial public offering have advised the Company that, based on then-current market conditions, they expect to recommend a price range between $10.00 and $12.00 per share (the “Preliminary IPO Price Range”), assuming a $50,000,000 special dividend in the aggregate payable on shares of the Company’s capital stock outstanding as of the close of business on the day immediately preceding the closing date of the offering. The Company expects to include the actual price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s roadshow process.

The Company respectfully advises the Staff that the factors considered in estimating the fair value of the Company’s common stock since February 1, 2012 are set forth on pages 81 to 84 of the Registration Statement. The Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation and the methodology used by the Company’s board of directors to determine the fair value of its common stock.

The Company respectfully advises the Staff that it has not granted options exercisable for shares of common stock since January 30, 2014. On January 30, 2014 (the most recent date on which the Company has granted such options), the Company granted options exercisable for an aggregate of 146,500 shares of common stock at an exercise price per share of $4.50. The Company obtained an independent third-party valuation report as of March 31, 2014 that valued the Company’s common stock at $4.23 per share. This valuation reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering, while the Preliminary IPO Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts.

The Company believes that any increase in the fair value of its common stock from the March 31, 2014 valuation to the midpoint of the Preliminary IPO Price Range, if obtained, would be due to the absence of these liquidity and marketability discounts as well as a higher probability of achieving a successful initial public offering as a result of improved market conditions and growth of the Company’s business.

In addition to the matters discussed above, pursuant to our telephone conversation on June 23, 2014 with the Staff, the Company understands that the Staff has withdrawn Comment 1 contained in the letter, dated June 17, 2014, from the Staff to the Company.

Please do not hesitate to contact me by telephone at (212) 728-8504 or by email at mhaddad@willkie.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Matthew J. Haddad

Matthew J. Haddad, Esq.
Willkie Farr & Gallagher LLP

cc:	Jon Kessler, President & CEO, HealthEquity, Inc.

Darcy Mott, Chief Financial Officer, HealthEquity, Inc.

Gordon R. Caplan, Esq., Willkie Farr & Gallagher LLP

Jeffrey Hochman, Esq., Willkie Farr & Gallagher LLP

Charles S. Kim, Esq., Cooley LLP